Exhibit 99.1

COSTAMARE INC. ANNOUNCES IMPLEMENTATION OF
DIVIDEND REINVESTMENT PLAN

MONACO – July 6, 2016 – Costamare Inc. (the "Company") (NYSE: CMRE) announced today that its Board of Directors has voted to implement a dividend reinvestment plan (the "plan"). The plan offers holders of Company common stock the opportunity to purchase additional shares by having their cash dividends automatically reinvested in Company common stock. Participation in the plan is optional, and shareholders who decide not to participate in the plan will continue to receive cash dividends, as declared and paid in the usual manner. All dividends with respect to Company common stock are payable only when and as declared by the Company's board of directors.

The following is a summary of the key attributes of the plan. The terms and conditions of the plan are set forth under the heading "Description of Plan" in the prospectus available as part of the registration statement filed by the Company with the Securities and Exchange Commission (the "SEC") on the SEC's website, EDGAR (http://www.sec.gov). Shareholders should read the plan prospectus carefully before electing to participate in the plan or invest in Company common stock.

The plan will be administrated by American Stock Transfer & Trust, LLC (the "Administrator"), the Company's transfer agent. At the Company's discretion, the Administrator will make such purchases directly from the Company, on the open market, through privately negotiated transactions or by a combination of the foregoing. Purchases directly from the Company may be eligible for a discount of up to 5% from the otherwise applicable purchase price, but any such discount is to be determined by the Company's board of directors, in its sole discretion, and may be changed or discontinued at any time without notice to plan participants. The Company has instructed the Administrator that, until further notice, all purchases under the plan shall be made directly from the Company at a discount of 3% to the Market Price (as defined in the plan).
Plan enrollment materials and information will be distributed to the Company's shareholders of record.  Dividend reinvestments under the plan are expected to begin with the dividend declared by the Company's board of directors in respect of the quarter ended June 30, 2016.  Record owners of Company common stock may participate in the plan by submitting a properly completed plan enrollment form to the Administrator. Beneficial owners of Company common stock may participate in the plan either by becoming a record owner in respect of the shares they would like to enroll in the plan and then submitting a properly completed enrollment form to the Administrator or by arranging for the broker, bank or other nominee that is the record owner in respect of such shares to participate in the plan on their behalf. If a plan enrollment form is received by the Administrator on or prior to the record date established for a particular dividend, reinvestment will commence with that dividend. Enrollment forms of shareholders who wish to participate in the plan for the dividend declared in respect of the quarter ended June 30, 2016 must be received by the Administrator no later than August 3, 2016. For more information on how to enroll or any other inquiries, contact the Administrator by phone at (800) 279-4353 or via the Internet at www.amstock.com.

This release does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  The offering is being made only by means of a prospectus.  The Company has filed a registration statement (including a prospectus) relating to the plan with the SEC.  A copy of the registration statement (including the prospectus) is available electronically from EDGAR (http://www.sec.gov) and may also be obtained from the Administrator by phone at (800) 279-4353 or via the Internet at www.amstock.com
About Costamare Inc.
Costamare Inc. is one of the world's leading owners and providers of containerships for charter. The Company has 42 years of history in the international shipping industry and a fleet of 72 containerships, with a total capacity in excess of 467,000 TEU, including 10 newbuild containerships on order. The Company's common stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock trade on the New York Stock Exchange under the symbols "CMRE", "CMRE PR B", "CMRE PR C" and "CMRE PR D", respectively.

Forward-Looking Statements
This press release contains "forward-looking statements". In some cases, you can identify these statements by forward-looking words such as "believe", "intend", "anticipate", "estimate", "project", "forecast", "plan", "potential", "may", "should", "could" and "expect" and similar expressions. These statements are not historical facts but instead represent only the Company's belief regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company's control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company's Annual Report on Form 20-F (File No. 001-34934) under the caption "Risk Factors".

Company Contacts:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development, Investor Relations

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40
Email: ir@costamare.com

Plan Administrator:
American Stock Transfer & Trust Company, LLC
6201 Fifteenth Avenue
 Brooklyn, New York 11219
Tel: (800) 279-4353